SliceSpace

Mory Katan · 2nd

Energetic and Entrepreneurial

United States · Contact info

500+ connections

3 mutual connections: Magdalena Regulska, Etan Butler, and 1 other

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SliceSpace

Rowan University

About

Finance and Management Majors from Rowan University recognized as an energetic and hardworking leader with strong communication and social skills. A big picture thinker with creative problem-solving skills and extensive experience in information technologies, financial analysis, and social media marketing. Always eager to learn.

Featured

Post

We're excited to announce our first crowdfunding launch with ...

Invest in SliceSpace: SliceSpace is a marketplace for commercial rea...
wefunder.com • 7 min read

5

Activity

954 followers

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Mory Katan reshared a post • 2w

SliceSpace uses WeFunder to offer a crowdfunding opportunity to get inv...
marketwatch.com • 3 min read

Mory Katan commented on a post • 3w

Congratulations, David!

31 7 comments

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Experience

Chief Executive Officer
SliceSpace
Nov 2021 - Present · 11 mos
Miami, Florida, United States

Chief Technology Officer
LiLi Cement Tiles
May 2015 - Present · 7 yrs 5 mos

Marlton, New Jersey, United States

Actively outline broad visions of technology expansion in the firm in addition to coordinating efforts of tech developers to achieve an outstanding onlir …see more

Business Systems Oversight and Development
JPMorgan Chase & Co.
Jun 2016 - May 2021 · 5 yrs
Delaware

Director Of Information Technology
StoneMar Natural Stone Company LLC
Mar 2010 - May 2015 · 5 yrs 3 mos
Cherry Hill, New Jersey, United States

Utilized HTML coding strategies to design dynamic email messages and created a more interactive website in order to reach more customers. Set up a pı …see more

Summer-Intern Analyst
Regional Capital Group
May 2014 - Oct 2014 · 6 mos

Helped develop a more effective method of updating and informing investors through HTML templates communication system. Developed Excel she …see more

Education

Rowan University
Bachelor's degree, Finance and Financial Management Services
2013 - 2015
Grade: 3.6
Activities and societies: Currently Treasurer and VP of fundraising of Financial Management Association (FMA)

Double Major; 3.45 GPA, Deans List University Scholar
Active member of Student Government …see more

Rowan University
Bachelor's degree, Business Administration, Management and Operations
2012 - 2015
Grade: 3.6
Activities and societies: Society of the Advancement of Management (SAM) – Received Leadership certification …see more

Effects of Leadership on Corporate Culture and Values
Leadership and Supervision; Dr. Michael Ba BanutuGomez
Effects of Leadership on Corporate Culture and Values …

Volunteering

Volunteer
Volunteer Income Tax Assistance (VITA)
Nov 2015 - Present · 7 yrs
Economic Empowerment

IRS-certified volunteer providing free basic income tax return preparation with electronic filing to qualified individuals.

Event Specialist
Pheed Philly
Aug 2019 - Nov 2019 · 4 mos
Civil Rights and Social Action

Hands Up Festival 2019 - an event to raise awareness and funds for PheedPhilly

Skills

Teamwork
Endorsed by Anthony Wohlrab who is highly skilled at this
10 endorsements

Finance

Finance

Endorsed by Prof. Dr. IHSAN ISIK and 1 other who is highly skilled at this

4 endorsements

Business Strategy

5 endorsements

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Languages

English
Native or bilingual proficiency

Hebrew
Native or bilingual proficiency

Italian
Elementary proficiency

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Organizations

Financial Management Association (FMA)
Treasurer and Fundraising chair · Sep 2014 - Present

Associated with Rowan University

Interests

Influencers | Companies | Groups | Schools

Daymond John · 2nd
CEO of FUBU and The Shark Group, TV Personality on ABC Shark Tank, Public Speaker
2,632,620 followers
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Adam Grant · 3rd
Organizational psychologist at Wharton, #1 NYT bestselling author of THINK AGAIN, and host of the TED podcast WorkLife
4,878,700 followers
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Causes

Economic Empowerment • Education • Environment • Health • Human Rights